Filed by Bleichroeder Acquisition France Merger Sub 2 pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Pasqal Holding SAS (File No. 333-296239-01)

5/27/26, 5:04 PM Pascal IPO: What to Know About the Quantum Start - Up Headed to the Nasdaq - Barron's This copy is for your personal, non - commercial use only. Distribution and use of this material are governed by our Subscriber Agreement and by copyright law. For non - personal use or to order multiple copies, please contact Dow Jones Reprints at 1 - 800 - 843 - 0008 or visit www.djreprints.com . TECHNOLOGY What to Know About Pasqal, the Quantum Start - Up Going Public Soon By Mackenzie Tatananni Follow May 27, 2026, 4:59 pm EDT In this article IBM INFQ HQ IONQ https://www.barrons.com/articles/pasqal - quantum - ipo - 3cc7ac2a 1 /5

Pasqal’s 100 - qubit quantum computer, deployed at the Jülich Supercomputing Centre in Germany. (JENO GELLINEK) Pasqal is positioning itself as the next big bet in quantum computing, as the French start - up becomes the latest player to plan a Wall Street debut. A securities filing on Tuesday outlined changes to Pasqal’s agreement with Bleichroeder Acquisition , the blank - check company Pasqal plans to merge with in coming months to go public. An amendment to the Securities Purchase Agreement increased the aggregate subscription price by $50 million to $250 million. This expanded capital allocation will fund the purchase of $312.5 million in senior unsecured convertible bonds and related warrants, with a new accredited investor brought in by Inflection Point Asset Management to fulfill the amount. 5/27/26, 5:04 PM https://www.barrons.com/articles/pasqal - quantum - ipo - 3cc7ac2a 2 /5 Pascal IPO: What to Know About the Quantum Start - Up Headed to the Nasdaq - Barron's

5/27/26, 5:04 PM Pascal IPO: What to Know About the Quantum Start - Up Headed to the Nasdaq - Barron's The upsizing suggests the coming merger is gaining momentum. Pasqal and Bleichroeder entered into an agreement in February that laid out the terms for the business combination. The combined company’s shares will be listed on the Nasdaq once the transaction closes in the second half of the year. Most quantum companies have gone public through mergers with special purpose acquisition companies . The exception to the rule, as Barron’s previously reported, is Quantinuum — the Honeywell spinoff is set to go public through a traditional initial public offering , and set the terms for its public listing in a filing earlier this week. Pasqal is already a respected name in Europe. The company spun off from France’s Institut d’Optique Graduate School in 2019 and has since expanded its global footprint, establishing its U.S. headquarters in Chicago just last year. The company is pursuing a differentiated approach to quantum technology through neutral atoms, an architecture where individual particles are held in place by lasers. These atoms serve as the basic units of information in a quantum system, called quantum bits or qubits. In a landmark paper published in 2021, Pasqal researchers showed how neutrals atom could be scaled into larger systems. It was a resounding endorsement for a modality often viewed as speculative compared with the tried - and - true superconducting architecture favored by International Business Machines IBM +1.80% and Alphabet ’s Google. Since then, the company has worked to legitimize itself further. Pasqal partnered with Saudi Aramco to deploy the Middle East’s first quantum computing - as - a - service platform earlier this year, and is targeting a system with more than 200 logical qubits by 2029. Co - founder Antoine Browaeys is “literally the co - inventor of the neutral atoms approach,” CEO Wasiq Bokhari said in an interview with Barron’s . “Having co - https://www.barrons.com/articles/pasqal - quantum - ipo - 3cc7ac2a 3 /5

https://www.barrons.com/articles/pasqal - quantum - ipo - 3cc7ac2a 4 /5 5/27/26, 5:04 PM Pascal IPO: What to Know About the Quantum Start - Up Headed to the Nasdaq - Barron's founders like that, we’re tapping into the depth of the scientific and engineering talent that’s related to the fields that are of interest to us.” Bokhari himself brings a degree of prestige to the company. A physicist by trade, he has held senior leadership roles at Google and Amazon , and has headed several venture capital - funded start - ups. In his view, taking Pasqal public is a validation of the company’s commercial readiness. “We feel very proud about what we’ve built,” Bokhari said. “One of our many distinguishing attributes is that we aren’t only a leader when it comes to quantum computing, but when it comes to deploying and operating these machines in the real world with real customers.” Pasqal is breaking into a crowded market. Three pure - play quantum companies — Infleqtion , Horizon Quantum , and Xanadu Quantum Technologies — have gone public over a span of just a few months, all focusing on either a different modality or aspect of the quantum ecosystem. Horizon, for instance, is focused on software , while Infleqtion is a rival in neutral atoms with deep ties to the defense sector . The prevailing sentiment within the industry is that the market can accommodate multiple winners. Last week, a federal funding announcement triggered a sector - wide rally for quantum stocks, benefiting even those — like IonQ — outside the scope of the initiative. “I honestly don’t care about competitors, because the only the only people you need to care about are your customers,” Bokhari told Barron’s . “We wish all of our competitors the best because, in the end, we are in the service of what value we deliver to our customers.” Pasqal is targeting a $2 billion pre - money valuation and expects $500 million of gross proceeds, assuming no SPAC redemptions and completion of the

5/27/26, 5:04 PM Pascal IPO: What to Know About the Quantum Start-Up Headed to the Nasdaq - Barron's

convertible financing.

As investor appetite and the recent federal endorsement push the sector higher, Pasqal has the capital and the pedigree to make its move—now it has to execute in a market that is increasingly less theoretical and much more focused on the bottom line.

Write to Mackenzie Tatananni at mackenzie.tatananni@barrons.com

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